PORTAGE BIOTECH INC.

NEWS RELEASE

PORTAGE BIOTECH PROVIDES RESEARCH AND DEVELOPMENT UPDATE AND ANNOUNCES NASDAQ LISTING APPROVAL

-- Company to advance three clinical-stage programs in pipeline -

-- Portage has received approval and is preparing for NASDAQ listing --

Toronto, ON - (February 11, 2020) - Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) ("Portage" or the "Company") today announced its 2021 research and development goals, including advancing three of its pipeline assets through clinical trials during the upcoming year. Portage also announced that it has received approval from the NASDAQ Capital Market ("NASDAQ") to list its common shares on the NASDAQ exchange, and expects to commence trading February 25, 2021 under the symbol "PRTG."

2021 Research & Development Focus

Portage aims to catalyze research and development to produce a higher volume of quality clinical programs through its development strategy, commercial insights, and deep network of industry relationships. In 2021, the Company will focus on advancing three promising assets through clinical trials:

  A Phase 1/2, open-label, dose-escalation and expansion study to evaluate safety and dosing of PORT-3, an invariant natural killer T-cell agonist (iNKT) co-formulated with an NY-ESO-1 vaccine in a nanoparticle, seeks to enroll patients with advanced prostate or ovarian tumors that express NY-ESO-1, a well-known cancer-testis antigen (CTA). The humoral and cellular immune responses along with the restricted expression of NY-ESO-1 make it a good target for cancer immunotherapies. The study is supported by a grant from the EU Horizon 2020 program. The trial has been approved by the regulatory agency and institutional ethics committee and is ready to start recruiting patients.
  A Phase 1/2 trial investigating PORT-2, another iNKT agonist, in a liposomal formulation in patients with non-small-cell lung cancer and melanoma is expected to dose its first patients after COVID-19 restrictions in the United Kingdom (U.K.) ease. The trial is sponsored by Oxford University and has been approved by the University's research ethics board as well as the Medicines and Healthcare products Regulatory Agency in the U.K.
  An ongoing Phase 1 trial has transitioned to Phase 2 to investigate PORT-1 (INT230-6), an intratumoral amphiphilic agent, as a monotherapy and in combination with approved immunotherapies pembrolizumab, through a collaboration with Merck, and ipilimumab through a collaboration with Bristol Myers Squibb. The Phase 2 cohorts will focus on patients with difficult-to treat tumor types including breast, squamous cell, bile duct, pancreatic, colon, liver and sarcoma. Additional details are available on www.clinicaltrials.gov (NCT#03058289).

"Moving the first two programs from our iNKT platform into the clinic represents a huge milestone for our team," said Dr. Ian Walters, chief executive officer of Portage Biotech. "Many patients with difficult-to-treat tumors fail to respond to checkpoint inhibitors, but PORT-2 and PORT-3 may prime the immune system and enable a robust anti-cancer response, expanding potential therapeutics for this population."

Early-Stage Research

STING Agonist

The researchers and staff working on a proprietary immune priming and boosting technology using a STING agonist delivered in a virus-like particle have shown proof of concept in animal models and are beginning to progress the lead asset towards the clinic. This platform offers multiple ways to target immune stimulation towards cancer, as well as how to co-deliver multiple signals in a single product. Researchers have developed a way to administer the product systemically and not require direct tumor injections. The team has received grant funding to study this technology in combination with a COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients.

Nanolipogel Coformulation

Portage is exploring the delivery of multiple signals to boost the immune response towards cancer in a single product. The Company has conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor. Other co-formulations are planned for this year. Preliminary data look promising, and the Company hopes to name its first clinical candidate this year.

Dr. Walters concluded, "We continue to evaluate and prioritize our early-stage portfolio and have initiated new collaborations with two leading artificial intelligence players to identify new assets that can be added to our portfolio and fast tracked to the clinic. We aim to bring one to two new entities to clinical testing each year."

About Portage Biotech Inc.

Portage is a clinical stage immuno-oncology company focused on overcoming immune resistance. We source, nurture, and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies with established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:Media@portagebiotech.com

www.portagebiotech.com

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